Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers ** Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales	Miranda So * James Wadham ** Xuelin Wang *

August 18, 2023

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 23, 2023

Confidential

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 3, 2023 on the Company’s Amendment No.2 to Draft Registration Statement on Form F-1 confidentially submitted on March 23, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears. The Company has also included in the Revised Draft Registration Statement updates to its business as well as financial and operating data as of and for the six months ended June 30, 2023.

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August 18, 2023

Amendment No. 2 to Draft Registration Statement on Form F-1 filed March 23, 2023

General

1.	We note your response to our prior comment 5 and to our prior comment 25 in our letter dated January 3, 2023. Please ensure that your disclosure is consistent with regard to your intended reliance on controlled company exemptions. In this regard, we note your disclosure on pages 7 and 77 that you "may" rely on the exemptions, and your disclosure on page 13 that you "do not plan to utilize the exemptions available for controlled companies."

The Company respectfully advises the Staff that it does not plan to utilize the exemptions available for controlled companies although it is entitled to such exemptions. The Company has revised the disclosures on page 13 and 77 in the Revised Draft Registration Statement in response to the Staff’s comment.

2.	With a view toward disclosure, please tell us about any known customer complaints regarding your sales practices and related risks to you. As appropriate, revise current disclosure, such as on page 29, that presents such risks as possible to reflect that the event underlying the risk and the risk are actually occurring and describe the nature of the complaints. Also tell us about any recent suspensions of production and the related impact on your results of operation.

The Company respectfully advises the Staff that the customer complaints it has received so far are mostly in relation to (i) the alleged improperly used marketing language, (ii) unsatisfactory quality of after sales services, and (iii) alleged vehicle delivery delays.

Currently, the Company has not experienced any material customer complaints or any production suspension, in particular due to customer complaints. The Company has revised the disclosures on page 29 and 30 in the Revised Draft Registration Statement in response to the Staff’s comment.

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August 18, 2023

If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer
Mr. Jing Yuan, Chief Financial Officer
ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner Deloitte Touche Tohmatsu Certified Public Accountants LLP

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